Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

PARTICIPATION IN CAPITAL INCREASE OF SINOPEC MARKETING

Reference is made to the announcement of the Company dated 27 August 2014 in relation to the Company’s proposed participation in the capital increase of Sinopec Marketing.

The Board announces that on 12 September 2014, Sinopec Marketing entered into the Capital Increase Agreement with the Company and other investors, pursuant to which the Company agreed to contribute RMB10 billion for subscription of the increased capital in Sinopec Marketing. Upon completion of the Transaction, the Company will hold 2.8% of the enlarged registered capital of Sinopec Marketing.

As the applicable percentage ratios of the Company’s Capital Contribution are more than 5% but less than 25%, the Company’s Capital Contribution constitutes a discloseable transaction of the Company, and is subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 27 August 2014 in relation to the Company’s proposed participation in the capital increase of Sinopec Marketing.

The Board announces that on 12 September 2014, Sinopec Marketing entered into the Capital Increase Agreement with the Company and other investors, pursuant to which the Company agreed to contribute RMB10 billion for subscription of the increased capital in Sinopec Marketing. Upon completion of the Transaction, the Company will hold 2.8% of the enlarged registered capital of Sinopec Marketing.

CAPITAL INCREASE AGREEMENT

Date

12 September 2014

Parties

•	Sinopec Marketing

Commission File Number 001-31914

•	The Company

•	Other investors

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, Sinopec Marketing, other investors and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

Consideration

Pursuant to the Capital Increase Agreement, the Company, as one of the investors, will contribute RMB10 billion for subscription of the increased capital in Sinopec Marketing. Upon completion of the Transaction, the Company will hold 2.8% of the enlarged registered capital of Sinopec Marketing.

The above amount was arrived at during multiple rounds of selection process of Sinopec Marketing’s capital increase. In determining such amount, the Company has taken into account the net asset value, future earning ability and business value of Sinopec Marketing. Such amount shall be fully paid by the Company in cash in RMB on the date of completion. The payment will be financed from the Company’s internal resources.

Conditions Precedent to the Completion

The conditions precedent to the completion include (among others) the following:

(i)	Sinopec Marketing having obtained all necessary governmental approvals for the Transaction, and such approvals remaining in full effect as at the date of completion with no material changes to the provisions of the transaction documents;

(ii)	No law or decree having been formulated, implemented or adopted by any governmental agencies which may render the Transaction illegal, or restrict or prohibit the completion of the Transaction, and, with respect to insurance institution investors (including the Company), such insurance institution investors not having received any notice from the CIRC that restrict or prohibit the completion of the Transaction;

(iii)	During the period from the date of the Capital Increase Agreement to the date of completion, there having been no occurrence of any event which may have a material adverse effect on Sinopec Marketing; and

(iv)	Sinopec Corp. having issued a letter of undertaking regarding reorganization of Sinopec Marketing and non-competition in a form as agreed in the Capital Increase Agreement.

All parties shall use their best efforts to procure the satisfaction of the conditions precedent as provided in the Capital Increase Agreement as soon as possible, and in any event no later than 30 June 2015.

Completion

After all conditions precedent as provided in the Capital Increase Agreement are satisfied (or waived by the relevant parties in writing), Sinopec Marketing shall deliver a written notice to all investors. Completion of the Transaction shall take place on the tenth business day following the date of delivery of such notice or any other date as shall be agreed by all parties in writing.

Commission File Number 001-31914

OTHER ARRANGEMENTS

Subject to certain exceptions, within three years following the investors’ subscription of the registered capital of Sinopec Marketing and their obtaining of the certificates to this effect, none of the investors may, without prior written consent of Sinopec Corp., directly or indirectly, sell, give or pledge the shares of Sinopec Marketing held by it or otherwise create any encumbrance on such shares. Such restriction shall terminate on the date of listing of Sinopec Marketing.

Within one year from the date of listing of Sinopec Marketing or any other lock-up period as required by applicable laws (whichever is longer), none of the investors may directly or indirectly transfer the shares of Sinopec Marketing held by it.

REASONS FOR AND BENEFITS OF THE COMPANY’S CAPITAL CONTRIBUTION

The Company believes that through participation in the capital increase of Sinopec Marketing, the Company can achieve steady financial returns and obtain appreciation opportunities. Capitalizing on its cooperation with Sinopec Corp., the Company will actively expand its insurance customer base and develop its insurance financial business.

The Directors are of the view that the Company’s Capital Contribution is conducted on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ABOUT SINOPEC MARKETING

Sinopec Marketing, established in 1985, is a wholly-owned subsidiary of Sinopec Corp. prior to the Transaction. In April 2014, Sinopec Corp., taking Sinopec Marketing as the platform, commenced the reorganization of its marketing business, and injected its relevant businesses and assets into Sinopec Marketing. Sinopec Marketing’s main business scope includes the storage and logistics, retail sales, direct sales and distribution of petroleum products such as refined oil, natural gas and fuel oil, etc., as well as the development and operation of the non-fuel business (such as convenience stores and car services, etc.). After the reorganization, social and private capitals are being introduced to Sinopec Marketing through a capital increase of Sinopec Marketing, and the Company’s Capital Contribution forms part of the capital increase of Sinopec Marketing. Upon completion of the Transaction, the registered capital of Sinopec Marketing will amount to RMB28,567 million.

Based on the audited financial statements of Sinopec Marketing prepared in accordance with the Chinese Accounting Standards for Business Enterprises, the audited net asset value of Sinopec Marketing as at 31 December 2013 and 30 April 2014 amounted to approximately RMB55,846 million and RMB64,405 million, respectively. The profits of Sinopec Marketing for the years ended 31 December 2012 and 31 December 2013 are as follows:

	For the year ended 31 December 2012 (Approx. RMB billion) (Unaudited)	For the year ended 31 December 2013 (Approx. RMB billion) (Audited)
Profit before taxation	42.2	35.0
Profit after taxation	31.4	25.9

Commission File Number 001-31914

LISTING RULES IMPLICATIONS

As the applicable percentage ratios of the Company’s Capital Contribution are more than 5% but less than 25%, the Company’s Capital Contribution constitutes a discloseable transaction of the Company, and is subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries mainly include: (1) exploring for, developing, producing and trading of crude oil and natural gas; (2) processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing of refined oil products; and (3) producing, distributing and trading of chemical products.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“Capital Increase Agreement”	the capital increase agreement dated 12 September 2014 entered into among Sinopec Marketing, the Company and other investors

“CIRC”	China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Company’s Capital Contribution”	the capital contribution by the Company of RMB10 billion for subscription of the increased capital in Sinopec Marketing pursuant to the Capital Increase Agreement

“connected person”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

Commission File Number 001-31914

“RMB”	Renminbi, the lawful currency of the PRC

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability, whose shares are listed on the Stock Exchange, the Shanghai Stock Exchange, the New York Stock Exchange and the London Stock Exchange

“Sinopec Marketing”	(Sinopec Marketing Company Ltd.), a company incorporated in the PRC with limited liability, which is a wholly-owned subsidiary of Sinopec Corp. prior to the Transaction and will be owned as to 70.01% by Sinopec Corp., 2.8% by the Company and 27.19% by other investors upon completion of the Transaction

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	the capital contribution by the investors for subscription of the increased capital in Sinopec Marketing pursuant to the Capital Increase Agreement, including the Company’s Capital Contribution

By Order of the Board of China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 14 September 2014

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong

Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang